# SEC Schedule 13G/A (Amendment No. 13) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MACOM Technology Solutions Holdings, Inc., CIK 0001493594
CUSIP: 55405Y100
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 100 Chelmsford Street, Lowell, Massachusetts (MA), 01851
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000904454-24-000046
Filed by CIK 0001252243

## Reporting persons
- Susan M. Ocampo: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,138; shared voting power 11,868,712; sole dispositive power 2,138; shared dispositive power 11,868,712; aggregate amount beneficially owned 11,870,850 (16% of the class)

## Item 1. Issuer
Name of issuer: MACOM Technology Solutions Holdings, Inc.
Address of issuer's principal executive offices: 100 Chelmsford Street, Lowell, MA 01851

## Item 2. Person Filing
Name of person filing: This Amendment No. 13 to Schedule 13G is filed by Susan M. Ocampo. Reference is hereby made to the Schedule 13G filed with the Securities and Exchange Commission on February 14, 2013, Amendment No. 1 thereto filed on February 12, 2014, Amendment No. 2 thereto filed on February 18, 2014, Amendment No. 3 thereto filed on February 10, 2016, Amendment No. 4 thereto filed on January 12, 2017, Amendment No. 5 thereto filed on January 11, 2018, Amendment No. 6 thereto filed on January 16, 2019, Amendment No. 7 thereto filed on January 15, 2020, Amendment No. 8 thereto filed on January 6, 2021, Amendment No. 9 thereto filed on January 18, 2022, Amendment No. 10 thereto filed on January 12, 2023, Amendment No. 11 thereto filed on January 23, 2024 and Amendment No. 12 thereto filed on October 28, 2024 (as so amended, the "Schedule 13G"). Terms defined in the Schedule 13G are used herein as so defined. The items included in this Amendment No. 13 are hereby amended and restated.
Address of principal business office or, if none, residence: c/o MACOM Technology Solutions Holdings, Inc., 100 Chelmsford Street, Lowell, MA 01851
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by this item is set forth in the cover page to this Schedule 13G/A and is incorporated herein by reference. The aggregate 11,870,850 shares reported as beneficially owned by the Reporting Person consists of (x) 2,138 shares directly held by Susan M. Ocampo and (y) (i) 4,813,193 shares held by Susan M. Ocampo as trustee of the Ocampo Family Trust, (ii) an aggregate of 5,555,519 shares held by Susan M. Ocampo as trustee of trusts for the benefit of her children and (iii) 1,500,000 shares held in a grantor retained annuity trust (collectively, the "Trusts"). Susan M. Ocampo is the trustee of each of the Trusts and has voting and dispositive power over the shares held by the Trusts.
Percent of class: The information required by this item is set forth in the cover page to this Schedule 13G/A and is incorporated herein by reference. Percentage ownership is based on 74,308,815 shares of Common Stock outstanding as of December 31, 2024, as provided to the Reporting Person by the Issuer.
Sole power to vote or to direct the vote: The information required by this item is set forth in the cover page to this Schedule 13G/A and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by this item is set forth in the cover page to this Schedule 13G/A and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by this item is set forth in the cover page to this Schedule 13G/A and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by this item is set forth in the cover page to this Schedule 13G/A and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Susan M. Ocampo: /s/ Susan M. Ocampo, Susan M. Ocampo, individually (02/10/2025)